UNITED STATES GAAP SUPPLEMENT

Management’s Discussion and Analysis

General

The following supplements MD&A previously provided to shareholders under Canadian GAAP.  The comments are restricted to the implications of applying US GAAP to the results of operations, selected financial information and critical accounting estimates. US GAAP has no impact to the Company’s liquidity and capital resources. The following should be read in conjunction with the supplemental reconciliation between Canadian and US GAAP financial statements for the years ended December 31, 2003 and 2002. All dollar amounts are stated in United States dollars.

Overview of Performance – US GAAP

The loss for the year ended December 31, 2003 was $12,053,000 (2002 - $5,413,000), which includes certain expenditures on mineral properties of $10,200,000 (2002 - $4,129,000), as compared to Canadian GAAP loss of $1,998,000 (2002 $1,284,000). The main difference is the adjustment to expense the mineral property exploration costs.

Selected Annual Information – US GAAP

For details refer to the supplemental reconciliation between US and Canadian GAAP financial statements.

                       Fiscal Years Ended

	December 31, 2003	December 31, 2002
(a) Revenue		$ -	$ -
(b) Loss for the year		$ (12,053,000)	$ (5,413,000)
(c) Loss per share
(Basic & Fully Diluted)		$ (0.21)	$ (0.14)
(d) Total assets		$ 76,580,000	$ 19,104,000
(e) Total long term debt		$ 1,087,797	$ 1,942,965

Results of Operations – US GAAP

The Company’s operations consist of the exploration and development of mineral properties in Mali and Eritrea as well as ongoing overheads to run the Company from Canada. Expenditures on mineral properties during 2003 decreased to $10.5 million from $15.3 million in 2002 largely as a result of the acquisition cost in 2002 of the Segala property ($12 million), offset by efforts in Eritrea to further explore the Bisha property discovery. The ongoing expenditures in Mali during 2003, principally on the Tabakoto property, consisted of limited drilling and geophysics and continuing independent engineering work for the planned mine, including further modeling, detailed design work for the plant, as well as preparation for infrastructure required for construction and potential future mining operations. The exploration program on the Bisha property in Eritrea increased from $160,000 in 2002 to approximately $5 million in 2003, including approximately 19,000 meters of diamond drilling, airborne geophysical survey, ground geophysical surveys, trenching and sampling.  A substantial exploration program is continuing in 2004 on the Company’s Bisha property and other exploration licenses in Eritrea.

Critical Accounting Estimates

Under US GAAP the critical accounting estimates used in the preparation of the financial statements have reduced valuation and judgment issues that normally arise under Canadian GAAP in respect to exploration mineral properties because under US GAAP all exploration costs are expensed as incurred instead of capitalised.

In May 2004, subsequent to the release of its annual MD&A, the Company announced its production decision on the Tabakoto Gold Mine Project and hence will in future be capitalizing future mine development costs for both US and Canadian GAAP purposes.